Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.E.

Legal Proceedings

PFEIFFER V. THE DREYFUS CORPORATION

On December 9, 2003, a purported shareholder in the Dreyfus Premier NexTech Fund brought an action in the U.S. District Court for the Southern District of New York against The Dreyfus Corporation ("Dreyfus") seeking to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to the series portfolios of the Registrant (other than Dreyfus Founders Money Market Fund) and two Dreyfus Premier Funds. Plaintiff filed an amended complaint on February 11, 2004, naming as defendants Dreyfus, the directors of the Registrant, and the directors of the two Dreyfus Premier Funds. Plaintiff also names the Registrant and the two Dreyfus Premier Funds as nominal defendants. In the amended complaint, Plaintiff claims that the funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge, and the directors approved, Rule 12b-1 fees for marketing and distribution services in violation of Section 36(b) of the Investment Company Act of 1940 and in breach of their common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the closed funds while Dreyfus was "in breach of its fiduciary duty" and to enjoin Dreyfus from collecting additional 12b-1 fees from those funds. Finally, Plaintiff alleges that the directors wasted corporate assets by causing the funds to pay unnecessary 12b-1 fees, and also seeks an award of attorneys' fees and litigation expenses.

HAYS V. MELLON FINANCIAL CORP., ET AL.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action in the U.S. District Court for the Western District of Pennsylvania against Mellon Financial Corporation, Mellon Bank, Dreyfus, Founders Asset Management LLC, and the directors of the Registrant and all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, rescission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses.

These actions will be defended vigorously, and management of the funds believes they are without merit.